STATE OF NEW JERSEY
DEPARTMENT OF TREASURY
FILING CERTIFICATION (CERTIFIED COPY)
0450653061

HOOT HEALTH INC.

I, the Treasurer of the State of New Jersey,
do hereby certify, that the above named business
did file and record in this department the below
listed document(s) and that the foregoing is a
true copy of the
Second Amended and Restated Certificate of Incorporation
Filed in this office
September 4, 2025
as the same is taken from and compared with the
original(s) filed in this office on the date set
forth on each instrument and now remaining on file
and of record in my office.



Certificate Number: 146120686

Verify this certificate online at

https://www.njportal.com/DOR/businessrecords/Validate.aspx

IN TESTIMONY WHEREOF, I have
hereunto set my hand and affixed
my Official Seal at Trenton, this
8th day of September, 2025

Elizabeth Maher Muoio
State Treasurer

R5T

SEP -4 2025

STATE TREASURER

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF HOOT HEALTH INC.

0450653061

(NJ Entity ID: 0450653061)

(Pursuant to Sections 14A:9-2 and 14A:9-5 Corporations, General, of the New Jersey Statutes)

Hoot Health Inc., a corporation organized and existing under and by virtue of the provisions of the New Jersey Business Corporation Act (the "**Act**").

DOES HEREBY CERTIFY:

1. That the name of this corporation is Hoot Health Inc., and that this corporation was originally incorporated pursuant to the Act on May 20, 2021.

2. That the members of the Board of Directors duly adopted resolutions proposing to amend and restate the Amended and Restated Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its shareholders, and authorizing the appropriate officers of this corporation to solicit the consent of the shareholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows

FIRST: That the name of this corporation is Hoot Health Inc. (the "**Corporation**").

SECOND: The address of the current registered office of the Corporation in the State of New Jersey is 500 NJ-33, Hoot Health, Suite 21, Millstone, NJ 08535. The name of its registered agent at such address is BOB MIGLANI.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the Act.

FOURTH: The total number of shares which the Corporation shall have the authority to issue is Fifty Million (50,000,000) all of which shall be designated "Common Stock" and have a par value of US$0.0001 per share. Upon the filing and effectiveness (the "**Effective Time**") pursuant to the Act of this Second Amended and Restated Certificate of Incorporation (as amended and/or restated from time to time, this "**Amended and Restated Certificate of Incorporation**"), each share of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be subdivided into ten (10) shares of Common Stock. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (the "**Old Certificates**") shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificates shall have been exchanged, renamed and reclassified.

428443:V2

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

COMMON STOCK

1.   <u>Voting</u>. The holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of shareholders (and written actions in lieu of meetings). Except as otherwise required by non-waivable provisions of applicable law or provided in the other provisions of this Certificate of Incorporation, on any matter presented to, or required by non-waivable provisions of applicable law to be approved by, the holders of Common Stock of all series (in their capacities as such) for their action or consideration, voting as a single class, at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting), each outstanding share of Common Stock shall have one (1) vote, and such matter shall be determined by the holders of a majority of the outstanding shares of Common Stock. If non-waivable provisions of applicable law require approval of the relevant action or matter by the holders of a specific series of Common Stock (in their capacities as such) for their action or consideration, voting as a separate class or series, at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting), each outstanding share of such series of Common Stock shall have one (1) vote, and such matter shall be determined by the holders of a majority of the outstanding shares of such series of Common Stock. There shall be no cumulative voting. The number of authorized shares of Common Stock, and/or of any series thereof, may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of the Act.

FIFTH: The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Subject to any additional vote required by this Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. The names and addresses of the Corporation's current directors are as follows:

Name	Address
Robert Miglani	c/o Hoot Health Inc., 500 State Route 33, Suite 2i, Millstone, NJ 08535

Each director shall be entitled to one vote on each matter presented to the Board of Directors.

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SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of shareholders may be held within or without the State of New Jersey, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of New Jersey at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director or officer of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director or an officer owed to the Corporation or its shareholders. If the Act or any other law of the State of New Jersey is amended after approval by the shareholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the Act or law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the shareholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of, or increase the liability of any director or officer of the Corporation with respect to any acts or omissions of such director or officer occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the Act permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 14A:3-5 of the Act.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director, officer or agent of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

* * *

[Signature Page Follows]

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IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on this 27th day of August, 2025.

HOOT HEALTH INC.

By: _Robert Miglani_

Name: Robert Miglani

Title: Chief Executive Officer, President and Treasurer

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CERTIFICATE REQUIRED TO BE FILED WITH THE
SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

Pursuant to N.J.S.A.14A:9-5(5), the undersigned corporation hereby executes the following certificate:

1.   The name of the corporation is Hoot Health Inc.

2.   The Second Amended and Restated Certificate of Incorporation, a copy of which is annexed hereto, was adopted as of August 27, 2025 by the Board of Directors and as of August 27, 2025 by the shareholders of the Corporation.

3.   At the time of the adoption of the Amended and Restated Certificate of Incorporation, the total number of shares of capital stock outstanding and entitled to vote thereon was 1,600,000 shares; all of such shares voted for such adoption and zero voted against. The designation and number of shares entitled to vote thereon as a class or series and voted for and against such adoption were as follows:

Designation of Shares Entitled to Vote Thereon	Number of Such Shares Entitled to Vote Thereon	Number of Shares Voted For	Number of Shares Voted Against
Common Stock	1,600,000	1,600,000	0

4.   The Second Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the Amended and Restated Certificate of Incorporation of the Corporation, has been duly adopted in accordance with Sections 14A:9-2 and 14A:9-5 of the Act.

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IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on this 27th day of August, 2025.

HOOT HEALTH INC.

Signed by:

By: Robert Miglani

Name: Robert Miglani
Title: Chief Executive Officer, President and Treasurer

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